SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MGP INGREDIENTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

55303J 106

(CUSIP Number)

Carl W. Struby, Lathrop & Gage LLP
Suite 2800, 2345 Grand Boulevard, Kansas City, Missouri 64108
(816) 460-5834

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59832G 104

1	Name of Reporting Person Karen Seaberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,781,060

	8	Shared Voting Power 984,852

	9	Sole Dispositive Power 2,781,060

	10	Shared Dispositive Power 984,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,765,912

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 21.0

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 59832G 104

1	Name of Reporting Person Cray Family Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,573,967**

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,573,967**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,573,967**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 14.35%

14	Type of Reporting Person (See Instructions) OO

** See Item 5

CUSIP No. 59832G 104

1	Name of Reporting Person Cray MGP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,573,967**

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,573,967**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,573,967**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 14.35%

14	Type of Reporting Person (See Instructions) PN

**  See Item 5

CUSIP No. 59832G 104

1	Name of Reporting Person Laidacker M. Seaberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 984,852

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 984,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 984,852

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 5.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

for Cray Family Management LLC, Cray MGP Holdings LP,

Karen Seaberg and Laidacker M. Seaberg (1)

Item 1. Security and Issuer.

This statement, which is a joint filing made on behalf of each of the above named persons pursuant to Rule 13d-1(k)(1),  relates to shares of the No Par Value Common Stock of MGP Ingredients, Inc. (the “Company”). The address of the principal executive offices of the Company is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

Item 2. Identity and Background.

Karen Seaberg.

(a)                                 Address:

20073 266th Road

Atchison, Kansas 66002

(b)                                 Present principal occupation or employment:

Member of the Board of the Company.  The Company is a producer of certain ingredients and distillery products.

Managing Member of Cray Family Management LLC

20073 266th Road

Atchison, Kansas 66002

Travel Agent

Travel Center of Atchison

725 Commercial

Atchison, Kansas 66002

(c)                                  Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d)                                 Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject

(1)                                 The Schedule 13D dated January 3, 2012 of Laidacker M. Seaberg is amended and supplemented by this report to the extent that it is applicabe to Mr. Seaberg.

to federal or state securities laws or a finding of any violation with respect to such laws.

(e)                                  Citizenship:

U.S.A.

Cray Family Management LLC

(a)                                 State of Organization:

Kansas

(b)                                 Principal Business:

General Partner of Cray MGP Holdings LP

(c)                                  Business Address and Address of Principal Office:

20073 266th Road

Atchison, Kansas 66002

(d)                                 Criminal Convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)                                  Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Cray MGP Holding LP

(f)                                   State of Organization:

Kansas

(b)                                 Principal Business

Investments

(d)                                 Business Address and Address of Principal Office

20073 266th Road

Atchison, Kansas 66002

(e)                                  Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(f)                                   Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

Laidacker M. Seaberg.

(a)                                 Address:

20073 266th Road

Atchison, Kansas 66002

(b)                                 Present principal occupation or employment:

Retired

(c)                                  Criminal convictions:

The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(d)                                 Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(e)                                  Citizenship:

U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

This report relates primarily to the formation of Cray Family Management LLC (“Management”) and Cray MGP Holdings LP (the “Partnership”) and the contribution of Common Stock to the Partnership.

Management was formed on September 25, 2012 and Partnership was formed on October 1, 2012.  Karen Seaberg is the sole manager of Management, and Karen Seaberg and her sisters, Cathy Scroggs and Susan Robbins, are the members of Management.  Management is the general partner of Partnership.  The limited partners of the Partnership and their respective percentage interests in the Partnership as of May 9, 2013 are Cloud L. Cray, Jr. (34%) and the Cloud L. Cray, Jr. Gift Trust (the “Gift Trust”) (65%).

On December 16, 2012, Cloud L. Cray Jr. contributed 2,555,967 shares of Common Stock to the Partnership.  On December 12, 2012, Karen Seaberg and Susan Robbins contributed 9,000 and 3,010 shares of Common Stock to Management, respectively. Susan Robbins contributed an additional 5,090 shares on December 21, 2012.  Cathy Scroggs contributed cash to Management. Management used these contributions to acquire a 1% interest in Partnership on December 30, 2012.

In connection with his contribution, Mr. Cray received a 99% interest in the Partnership.  On December 26, 2012, Mr. Cray donated a 65% limited partnership interest in the Partnership to the Gift Trust.  Under the terms of the Gift Trust, Mr. Cray may reacquire all or any part of this contribution by substituting property of equivalent value.

Karen Seaberg is trustee of the Gift Trust, whose beneficiaries are the descendants of Cloud L. Cray living from time to time.

Except as follows, the reporting persons presently have no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

The undersigned Laidacker Seaberg may sell a portion of his holdings in the Company’s common stock over the course of the next year, depending on market prices, for personal financial management purposes.  Such sales may be made pursuant to a 10b5-1 trading plan.

Item 5. Interest and Securities of the Issuer.

(a)-(b)  The number and percentage of shares of MGP Ingredients, Inc. Common Stock, no par value, beneficially owned by each of the Reporting Persons, based on 17,934,233 shares outstanding as of April 26, 2013, are as follows:

Cray Family Management LLC

(i)                                     Number Beneficially Owned: 2,573,967

Percent of Class: 14.35%

(ii)                                  Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  0

(B)                               Shared power to vote or direct the vote: 2,573,967

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 2,573,967

The 2,573,967 shares shown above are owned of record by the Partnership.

Management is the general partner of the Partnership. Karen Seaberg is the managing member of Management and in such capacity has sole power to vote and dispose of the shares owned by the Partnership.

Cray MGP Holding LP

(iii)                               Number Beneficially Owned: 2,573,967

Percent of Class: 14.35%%

(iv)                              Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote: 0

(B)                               Shared power to vote or direct the vote: 2,573,967

(C)                               Sole power to dispose or direct the disposition of: 0

(D)                               Shared power to dispose or direct the disposition of: 2,573,967

Management is the general partner of the Partnership. Karen Seaberg is the managing member of Management and in such capacity has sole power to vote and dispose of the shares owned by the Partnership.

Karen Seaberg

(v)                                 Number Beneficially Owned: 3,765,912

Percent of Class: 21.0%

(vi)                              Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  2,781,060

(B)                               Shared power to vote or direct the vote: 984,852

(C)                               Sole power to dispose or direct the disposition of:  2,781,060

(D)                               Shared power to dispose or direct the disposition of: 984,852

The amounts reported in (A) and (C) include 2,573,967 shares owned of record by the Partnership. As manager of Management, Partnership’s general partner,  Karen Seaberg has sole voting and investment power over shares owned by Partnership.  The shares shown as beneficially owned by Karen Seaberg in (B) and (D) consist of shares owned of record by her spouse, Laidacker M. Seaberg, from whom she holds a durable power of attorney.  She disclaims beneficial ownership of the shares owned of record by her husband.

Laidacker M. Seaberg

Number Beneficially Owned: 984,852

Percent of Class: 5.5%

(vii)                           Number of shares of Common Stock as to which the Reporting Person has:

(A)                               Sole voting power to vote or direct the vote:  0

(B)                               Shared power to vote or direct the vote: 984,852

(C)                               Sole power to dispose or direct the disposition of:  0

(D)                               Shared power to dispose or direct the disposition of: 984,852

The shares shown as beneficially owned by Laidacker M. Seaberg do not include  2,781,060 shares shown as beneficially owned by his spouse, Karen Seaberg, as to which he disclaims beneficial interest.

The amounts reported  as beneficially owned by each reporting person do not include 1,174,189 shares believed to be beneficially owned by Cloud L. Cray, Jr., as to which each of the undersigned disclaims a beneficial interest.

(c)                                  During the last 60 days, none of the undersigned has effected any transactions in shares of the Company.

(d)-(e)               Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Karen Seaberg and Laidacker M. Seaberg are husband and wife.  Karen Seaberg is the sole manager of Management and, as such, has sole power to vote and dispose of the shares held by the Partnership.

The terms of the limited partnership agreement of the Partnership give Karen Seaberg the unfettered right and authority to dispose of Common Stock held by the Partnership for so long as she is the sole manager of Management.  If either of her sisters should become manager of Management, they may only sell Common Stock to lineal descendants of Cloud L. Cray, Jr. or trusts for the benefit of a descendant or descendants or an entity over which one or more lineal descendants possesses voting control.  Should any other person become manager of Management or should the Partnership have more than one general partner, the terms of the partnership agreement require the general partner to offer the Common Stock held by the Partnership to the persons described in the preceding sentence before disposing of it to third parties.  Distributions by the Partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The Partnership may be dissolved with the consent of the general partner and holders of 80% of the limited partnership interests.  Upon dissolution, distribution of Partnership assets would be determined by the general partner or other person designated by law.

Karen Seaberg has a durable power of attorney from Laidacker M. Seaberg empowering her to vote shares owned by him.

Karen Seaberg and Laidacker M. Seaberg are each a trustee of the MGP Ingredients, Inc. Voting Trust (the “Voting Trust”), which was created under a voting trust agreement dated as of November 16, 2005 (the “Voting Trust”) and which holds 333 shares of the Company’s Preferred Stock, representing 76.2% of the outstanding shares of such class.  The other trustee of the Voting Trust is Richard B. Cray (Karen Seaberg’s uncle).

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of

Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The Voting Trust became effective on January 30, 2006 and was amended effective August 23, 2010.  It will continue in effect until the last death of the issue of Cloud L. Cray, Sr. who was living at the creation of the Trust. There presently are 18 such persons living, the youngest of which is 38 years old.  The Voting Trust may also be terminated by the consent of a majority of the Trustees or the beneficiaries of 90% of the shares held in the Voting Trust or upon the sale of all the shares held in the Voting Trust.  Until the Voting Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must either (i) meet (and continue to meet) the officer and shareholder qualifications that a successor trustee under the Trust must meet under the terms of the First Amendment to the Trust dated November 13, 1980 or (ii) be an issue of Cloud L. Cray, Sr., or the spouse of such issue, and own at least 10,000 share of the Company’s Common Stock. (The original trustees of the Voting Trust are not subject to this requirement). Only one person who is solely an issue of Cloud L. Cray, Sr., or the spouse of such issue, (and not also an officer) may serve as successor trustee at one time. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Voting Trust in accordance with the decision of a majority of the Trustees.

Item 7. Material to be Filed as Exhibits.

99.1                        Cray Family Trust (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D of Laidacker Seaberg dated November 17, 1994).

99.2                        First Amendment to Cray Family Trust dated November 13, 1980 (incorporated by reference to Exhibit 9.2 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005) (File No. 000-17196).

99.3                        Voting Trust Agreement dated as of November 16, 2005 (incorporated by reference to Exhibit 9.1 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005) (File No. 000-17196).

99.4                        First Amendment to Voting Trust. (incorporated by reference to Exhibit 9.4 of MGP Ingredients, Inc.’s Form 10-K for the fiscal year ended June 30, 2010 (File No. 000-17196)).

*99.5                 Cray Family Management LLC Operating Agreement dated September 25, 2012.

*99.6                 Limited Partnership Agreement of Cray MGP Holdings LP dated October 1, 2012, as amended May 8, 2013.

*99.7                 Durable Power of Attorney dated May 14, 1992.

*99.8                 Joint Filing Agreement

*  Filed herewith

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cray Family Management LLC

	By	/s/ Karen Seaberg
Karen Seaberg
Manager

Cray MGP Holdings LP

	By:	Cray Family Management LLC,
its General Partner

	By	/s/ Karen Seaberg
Karen Seaberg
Manager

/s/ Karen Seaberg
Karen Seaberg

/s/ Laidacker M. Seaberg
Laidacker M. Seaberg

Date: May 9, 2013